SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 5)

CKx, Inc.
(Name of Subject Company)
CKx, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12562M106
(CUSIP Number of Class of Securities)

Howard J. Tytel
CKx, Inc.
650 Madison Avenue
New York, New York 10022
(212) 838-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011 by CKx, Inc., a Delaware corporation (“CKx”), as amended by Amendment No. 1 filed with the SEC on May 23, 2011 and Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 filed with the SEC on June 2, 2011 and Amendment No. 4 filed with the SEC on June 7, 2011 (as previously amended, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Common Shares” and each a “Common Share”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes upon on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011, as amended or supplemented from time to time, and in the related letter of transmittal, originally included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc. (“Parent”), Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. (“Merger Sub”) and Apollo Management VII, L.P. and the Company, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley with the SEC on May 17, 2011. Except as specifically set forth herein, the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.
     Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:
     The parties have entered into a memorandum of understanding memorializing the key terms of that agreement. The memorandum of understanding is attached as Exhibit (a)(5)(J) and incorporated herein by reference.
     The CKx directors, Mr. Sillerman, Apollo Global Management LLC, Parent, Offeror and Merger Sub have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the alleged wrongful acts, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties.
ITEM 9. EXHIBITS.
     Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(J)	Memorandum of Understanding, dated as of June 7, 2011.

(a)(5)(K)	Press Release, dated June 7, 2011 (incorporated by reference to Exhibit 99.1 on the Form 8-K filed by CKx, Inc. on June 7, 2011).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CKX, INC.

By: Name:	/s/ Howard J. Tytel Howard J. Tytel
Title:	Senior Executive Vice President, Director of Legal and Governmental Affairs
Dated: June 8, 2011